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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
|---|
| 8-69638 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Founders M&A Advisory, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2400 Fifth Avenue South, Suite 100
(No. and Street)

| Birmingham | AL | 35233 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Karen Alvarez | 770-263-7300 | karen.alvarez@acaglobal.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

| 2500 Acton Road | Birmingham | AL | 35243 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 5/17/05 | 2226 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





**OATH OR AFFIRMATION**

I, Zane P. Tarence, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Founders M&A Advisory, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President/CEO

KIMBERLY A. BOACKLE
COMMISSION EXPIRES
NOTARY PUBLIC
OCT. 23, 2026
ALABAMA STATE AT LARGE

Notary Public
My Commission Expires
October 23, 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Founders M & A Advisory, LLC**

Statement of Financial Condition

December 31, 2022
With Report of Independent Registered Public Accounting Firm

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Founders M&A Advisory, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Founders M&A Advisory, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Founders M&A Advisory, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of Founders M&A Advisory, LLC's management. Our responsibility is to express an opinion on Founders M&A Advisory, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Founders M&A Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC

We have served as Founders M&A Advisory, LLC's auditor since 2016.
Birmingham, AL
February 22, 2023

**Founders M & A Advisory, LLC**

**Statement of Financial Condition**

**December 31, 2022**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 241,385 |
| Accounts receivable | | 170,000 |
| Deposits | | 5,822 |
| Prepaid expenses | | 2,284 |
| Total assets | $ | 419,491 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Due to affiliate | $ | 7,128 |
| Accounts payable and accrued expenses | | 27,792 |
| Total liabilities | | 34,920 |
| Member's equity | | 384,571 |
| Total liabilities and member's equity | $ | 419,491 |

See accompanying notes to Statement of Financial Condition

PUBLIC DOCUMENT

## 1. Organization

Founders M & A Advisory, LLC (the "Company") was formed as a limited liability company in Alabama on October 30, 2013. On March 24, 2016, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA) and became registered with the SEC as a securities broker-dealer. The Company has also been registered as a broker-dealer in Alabama since April 12, 2016 and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking firm solely engaged in merger and acquisition advisory activities.

## 2. Significant Accounting Policies Basis of Financial Statement Presentation

The Statement of Financial Condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the Statement of Financial Condition, management is required to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition. Actual results could differ from such estimates and such differences may be material to the Statement of Financial Condition.

### Cash

Cash is held as deposits in a bank. The Company does not hold cash equivalents.

### Income Taxes

The Company is a single member limited liability company. All income and losses are passed through to the member to be included on its income tax return. The Company is considered a disregarded entity and is thus not subject to federal, state or local income taxes.

### Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short-term in nature. Other assets and liabilities with short and intermediate-term maturities and defined-settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

### Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

### 3.  Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis.  The Accounting Standards Codification defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments that are measured and reported on a fair value basis.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1:  Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2:  Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3:  Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2022, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade.

The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

### 4.  Concentration of Risk

The Company maintains its cash with a major financial institution, which at times may exceed the FDIC limit.  The Company monitors the bank account and has not experienced and does not expect to incur any losses in such account.

Consistent with customary investment banking policies, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company.  The Company believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

### 5.   Related-Party Transactions

The Company is a wholly-owned subsidiary of its parent, Founders Investment Banking, LLC (FoundersiB). The Company entered into an Expense Sharing, Lease and Services Agreement (Expense Sharing Agreement) with FoundersiB from which it receives the benefit of certain facilities and services paid for by its parent. As of December 31, 2022, the parent had assumed $342,866 in expenses on behalf of the Company. These expenses are not recorded in the statement of financial condition of the Company as the Parent has agreed in writing that the Company is not liable for the expenses; there is no other indication that the Company is liable to any other person for the expenses; the Company has demonstrated that the Parent has adequate resources independent of the Company to pay the expenses and the expenses are not the liability of the broker-dealer under GAAP.  The Company maintains a separate schedule of expenses to be in compliance with Rule 17a-3(a)(1) and (a)(2).

**6. Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $206,465 which was $201,465 in excess of its required net capital of the greater $5,000 or 6 2/3% of total aggregate indebtedness of $2,328 as of December 31, 2022. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

**7. Commitments and Contingencies**

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

**8. Subsequent Events**

Subsequent events were evaluated through date the Statement of Financial Condition was issued, noting no material events requiring disclosure or recognition in the Company's statement of financial condition.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Founders M&A Advisory, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Founders M&A Advisory, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Founders M&A Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Founders M&A Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 22, 2023

# FOUNDERS
## M & A ADVISORY

### Founders M & A Advisory, LLC's Exemption Report

Founders M & A Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)  The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)  The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(3)  did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Zane P. Tarence, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

*Zane Tarence*

7B9ED11CA3944F9

Zane P. Tarence
CEO
Founders M&A Advisory, LLC
February 22, 2023

2400 Fifth Avenue South, Suite 100, Birmingham, AL 35233 • Phone: 205.949.2043 • Fax: 205.871.0010

Member of FINRA & SiPC. Founders M&A Advisory is a wholly owned subsidiary of Founders Advisors, LLC.
Founders M&A Advisory does not provide investment advice.